Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Amendment No. 6 to the Registration Statement on Form S-1 (No. 333-176444) of Brightcove Inc. our report dated June 10, 2010, except Note 12 to the consolidated financial statements and the net loss per share information included in Note 2 and the consolidated statements of operations, as to which the date is August 23, 2011, and except for the effects of the stock split discussed in Note 14, as to which the date is February 6, 2012, relating to the financial statements of Brightcove Inc. which appears in such Registration Statement. We also consent to the reference to us in the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

February 14, 2012